Filed pursuant to Rule 433
Registration No. 333-108045
January 8, 2007

PRICING TERM SHEET

Issuer:	Southwestern Electric Power Company
Designation:	5.55% Senior Notes, Series E, due 2017
Principal Amount:	$250,000,000
Maturity:	January 15, 2017
Coupon:	5.55%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2007
Treasury Benchmark:	4.625% due November 15, 2016
Treasury Price:	$99-23+
Treasury Yield:	4.658%
Reoffer Spread:	0.930%
Yield to Maturity:	5.588%
Price to Public:	99.711% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 20 basis points
Minimum Denomination:	$1,000
Joint Book-Running Managers:	Goldman, Sachs & Co. Lehman Brothers Inc. Wachovia Capital Markets, LLC
Co-managers	Calyon Securities (USA) Inc. Fifth Third Securities, Inc. SG Americas Securities, LLC
Settlement Date:	January 11, 2007
CUSIP:	845437BH4
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, or Lehman Brothers Inc. toll free at 1-888-630-5847, or Wachovia Capital Markets, LLC toll free at 1-866-289-1262.